Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

SMIC REPORTS RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2011

•	Revenue down by 12.9% to $306.9 million in 3Q11 from $352.4 million in 2Q11 and down by 24% compared to 3Q10.

•	Gross margin was 1.4% in 3Q11 compared to 14.3% in 2Q11 primarily due to lower utilization.

•	Net cash flow from operations increased to $160.9 million in 3Q11 from $79.4 million in 2Q11 mainly due to receipt of government subsidy.

•	Loss attributable to Semiconductor manufacturing International Corporation was $ 88.1 million in 3Q11, compared to loss of $3.8 million in 2Q11.

•	Diluted EPS was $(0.16) per ADS.

Set out below is a copy of the full text of the press release by the Company on November 7, 2011, in relation to its results for the three months ended September 30, 2011.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The financial statement amounts in this report are determined in accordance with US GAAP.

Shanghai, China –November 7, 2011. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended September 30, 2011.

Fourth Quarter 2011 Guidance:

The following statements are forward looking statements which are based on current expectations and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” below.

•	Revenue is expected to decline between -5% to -8%.

•	Gross margin is expected to range from -3% to -6%.

•	Operating expenses excluding foreign exchange differences are expected to range from $89 million to $ 92 million.

Dr. Tzu-Yin Chiu, Chief Executive Officer commented, “The third and fourth quarters are very weak in terms of the foundry business cycle; we believe this is mainly due to global economic uncertainties and industry-wide inventory adjustments.”

“We will continue our technology advancement, and pursue value added differentiation by focusing on markets best addressed by our positioning in China. We are now in the process of researching and analyzing methods for differentiation, as well as identifying markets, especially in China, that are best suited for SMIC.”

“We have accomplished stabilization and continue to strengthen execution. Given the current business conditions, we recognize the challenges ahead and will continue working to increase fab loading and speed up technology development and differentiation, aiming for sustainable profitable growth for the long-term.”

Conference Call / Webcast Announcement

Date: November 8, 2011
Time: 8:30 a.m. Shanghai time
Dial-in numbers and pass code:

US 1-866-519-4004 (Pass code: SMIC)
International 65-6723-9381 (Pass code: SMIC)
HK	800-930-346	(Pass code: SMIC)

A live webcast of the 2011 third quarter announcement will be available at http://www.smics.com under the “Investor Relations” section, or at
URL: http://www.media-server.com/m/p/r826wkjz

An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and a 200mm fab under construction in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements under “Fourth Quarter 2011 Guidance” are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, the downturn in the global economy and the impact on China’s economy, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to capture growth opportunities in China, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, orders or judgments from pending litigation, availability of manufacturing capacity and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on 20-F filed with the SEC on June 28, 2011, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or The Hong Kong Stock Exchange Limited (“SEHK”) from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary of Third Quarter 2011 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	3Q11	2Q11	QoQ	3Q10	YoY
Sales, net	306,890	352,389	-12.9%	403,786	-24.0%
Cost of sales	302,667	302,116	0.2%	303,447	-0.3%
Gross profit	4,223	50,273	-91.6%	100,339	-95.8%
Operating expenses	79,987	50,382	58.8%	79,524	0.6%
Income (Loss) from operations	(75,764)	(109)	—	20,815	—
Other income£¨expense£©, net	(223)	531	—	13,215	—
Income tax (expenses) benefit	(12,470)	(5,121)	143.5%	(3,634)	243.1%
Net income (loss) after income taxes	(88,457)	(4,699)	1,782.5%	30,396
Gain from equity investment	601	1,078	-44.2%	295	103.7%
Income from discontinued operations net of tax effect(1)	—	—	—	16	—
Net income (loss)	(87,856)	(3,621)	2,326.3%	30,707	—
Accretion of interest to noncontrolling interest	(217)	(151)	43.7%	(265)	-18.1%
Income (loss) attributable to Semiconductor Manufacturing International Corporation	(88,073)	(3,772)	2,234.9%	30,442	—
Gross margin	1.4%	14.3%	—	24.8%	—
Operating margin	-24.7%	-0.03%	—	5.2%	—
Loss per ordinary share (basic and diluted)(2)	(0.00)	(0.00)	—	0.00	—
Loss per ADS (basic and diluted)	(0.16)¡¡	(0.01)	—	0.06	—
Wafers shipped (in 8” wafers)(3)	406,715	451,552	-9.9%	516,792	-21.3%
Capacity utilization(4)	61.0%	73.3%	-12.3%	101.4%	-40.4%

Note:

(1)	On March 1, 2011, the Company deconsolidated Semiconductor Manufacturing International (AT) Corporation (“AT”) as its majority ownership interest was reduced to 10%. Both the results of operations of AT prior to deconsolidation and a gain on deconsolidation were reported as income (loss) from discontinued operations.

(2)	Based on weighted average ordinary shares of 27,459 million (basic) and 27,459 million (diluted) in 3Q11, 27,431 million (basic) and 27,431 million (diluted) in 2Q11, and 25,567 million (basic) and 25,747 million (diluted) in 3Q10.

(3)	Including copper interconnects

(4)	Effective 3Q 2011, capacity utilization rate is reported based on actual equipment usage in manufacturing process. Utilization rate for previous quarters have been updated accordingly for comparison purpose. In prior quarters utilization had been reported based on total wafer out divided by estimated capacity.

•	Revenue decreased to $306.9 million in 3Q11, down 12.9% QoQ from $352.4 million in 2Q11 due to a 9.9% decrease in wafer shipments.

•	Cost of sales increased to $302.7 million in 3Q11, an increase of 0.2% QoQ from $302.1 million in 2Q11 primarily due to higher depreciation expense.

•	Gross profit of $4.2 million in 3Q11, compared to a gross profit of $50.3 million in 2Q11 and gross profit of $100.3 million in 3Q10.

•	Gross margin was 1.4% in 3Q11, down from 14.3% in 2Q11 primarily due to lower utilization.

•	R&D expenses of $51.5 million in 3Q11, showing little fluctuation compared to $51.5 million in 2Q11.

•	G&A expense was $21.9 million in 3Q11. Comparing with -$8.9 million in 2Q11, the fluctuation was mainly due to a recovery from bad debt in 2Q11 .

•	Selling & marketing expenses was $7.4 million in 3Q11 showing little fluctuation, compared to $8.1 million in 2Q11.

Analysis of Revenues

Sales Analysis
By Application	3Q11	2Q11	3Q10
Computer	3.1%	4.0%	3.6%
Communications	41.7%	37.7%	46.5%
Consumer	45.8%	49.4%	41.8%
Others	9.4%	8.9%	8.1%
By Service Type	3Q11	2Q11	3Q10

Logic(1)	93.8%	92.6%	91.6%
Memory	—	—	1.1%
Mask Making, testing, others	6.2%	7.4%	7.3%
By Customer Type	3Q11	2Q11	3Q10

Fabless semiconductor companies	82.2%	77.9%	75.7%
Integrated device manufacturers (IDM)	14.1%	16.8%	15.2%
System companies and others	3.7%	5.3%	9.1%
By Geography	3Q11	2Q11	3Q10

North America	55.7%	57.6%	52.6%
China(2)	30.7%	30.1%	31.8%
Eurasia(3)	13.6%	12.3%	15.6%
Wafer Revenue Analysis

By Technology (logic, memory & copper interconnect only)	3Q11	2Q11	3Q10

65nm	19.9%	20.7%	7.1%
90nm	10.0%	7.7%	16.2%
0.13μm	20.8%	22.8%	33.0%
0.15μm	2.0%	2.5%	2.3%
0.18μm	35.4%	31.5%	25.6%
0.25μm	0.4%	0.4%	0.5%
0.35μm	11.5%	14.4%	15.3%

Note:
(1) Including 0.13μm copper interconnects
(2) Including Hong Kong
(3) Excluding China

Capacity*

Fab / (Wafer Size)	3Q11	2Q11
Shanghai Mega Fab (8”)	90,000	90,000
Beijing Mega Fab (12”)	65,540	65,540
Tianjin Fab (8”)	37,750	34,250
Total monthly wafer fabrication capacity	193,290	189,790

Note:

• Wafers per month at the end of the period in 8” equivalent wafers.

Shipment and Utilization

8” equivalent wafers	3Q11	2Q11	3Q10
Wafer shipments including copper interconnects	406,715	451,552	516,792
Utilization rate(1)	61.0%	73.3%	101.2%

Note:
(1) Effective 3Q 2011, capacity utilization rate is reported based on actual equipment usage in manufacturing process.  Utilization rate for previous quarters have been updated accordingly for comparison purpose. In prior quarters utilization had been reported based on total wafer out divided by estimated capacity.

•	Wafer shipments decreased 9.9% QoQ to 406,715 units of 8-inch equivalent wafers in 3Q11 from 451,552 units of 8-inch equivalent wafers in 2Q11, and decreased 21.3% YoY from 516,792 units of 8-inch equivalent wafers in 3Q10.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	3Q11	2Q11	QoQ	3Q10	YoY
Cost of sales	302,667	302,116	0.2%	303,447	-0.3%
Depreciation	103,375	101,593	1.8%	114,876	-10.0%
Other manufacturing costs	199,007	199,887	-0.4%	188,573	5.5%
Share-based compensation	285	636	-55.2%	(2)	—
Gross profit	4,223	50,273	-91.6%	100,339	-95.8%
Gross margin	1.4%	14.30%		24.8%

•	Cost of sales increased to $302.7 million in 3Q11, an increase of 0.2% QoQ from $302.1 million in 2Q11 primarily due to higher depreciation expense and lower utilization rate.

•	Gross profit of $4.2 million in 3Q11, compared to a gross profit of $50.3 million in 2Q11 and gross profit of $100.3 million in 3Q10 due to a 9.9% decrease in wafer shipments and a 0.2% increase in cost of sales.

•	Gross margin was 1.4% in 3Q11 down from 14.3% in 2Q11.

Operating Expense (income) Analysis

Amounts in US$ thousands	3Q11	2Q11	QoQ	3Q10	YoY
Total operating expenses	79,987	50,382	58.8%	79,524	0.6%
Research and development	51,479	51,501	-0.0%	47,396	8.6%
General and administrative	21,903	(8,933)	—	16,294	34.4%
Selling and marketing	7,398	8,139	-9.1%	7,692	-3.8%
Others operating expense (income)	(793)	(325)	—	8,142	—

•	R&D expenses was $51.5 million in 3Q11 showing little fluctuation, compared to $51.5 million in 2Q11.

•	G&A expense was $21.9 million in 3Q11. Comparing with -$8.9 million in 2Q11, the fluctuation was mainly due to a recovery from bad debt in 2Q11 .

•	Selling & marketing expenses was $7.4 million in 3Q11 showing little fluctuation, compared to $8.1 million in 2Q11.

Other Income (Expenses)

Amounts in US$ thousands	3Q11	2Q11	QoQ	3Q10	YoY
Other income (expenses)	(223)	531	-	13,215	—
Interest income	1,039	1,152	-9.8%	1,016	2.3%
Interest expense	(5,106)	(5,884)	-13.2%	(6,753)	-24.4%
Change in the fair value of commitment to issue shares and warrants	-	-	-	10,793	—
Foreign currency exchange (loss) gain	2,977	3,828	-22.2%	1,526	95.1%
Other, net	867	1,435	-39.6%	6,633	-86.9%

Depreciation and Amortization
Depreciation and amortization in 3Q11 was $ 140.6 million compared to $133.5 million in 2Q11.

Liquidity

Amounts in US$ thousands	3Q11	2Q11
Cash and cash equivalents	315,690	410,912
Restricted cash	210,083	184,808
Accounts receivable	165,911	236,738
Inventories	207,961	196,876
Others	232,440	212,447
Total current assets	1,132,085	1,241,781
Accounts payable	338,305	448,321
Short-term borrowings	570,466	712,423
Current portion of long-term debt	297,433	251,486
Others	173,129	168,815
Total current liabilities	1,379,333	1,581,045
Cash Ratio	0.2x	0.3x
Quick Ratio	0.5x	0.5x
Current Ratio	0.8x	0.8x

Capital Structure

Amounts in US$ thousands	3Q11	2Q11
Cash and cash equivalents	315,690	410,912
Restricted cash	210,083	184,808
Current portion of promissory notes	29,582	29,375
Non-current portion of promissory notes	42,842	42,541
Short-term borrowings	570,466	712,423
Current portion of long-term debt	297,433	251,486
Long-term debt	153,163	182,122
Total debt	1,021,062	1,146,031
Equity(1)	2,405,947	2,434,598
Total debt to equity ratio	42.4%	47.1%

Note:
(1) Including portion of noncontrolling interest.

Cash Flow

Amounts in US$ thousands	3Q11	2Q11
Net cash from operating activities	160,885	79,371
Net cash from investing activities	(190,376)	(356,711)
Net cash from financing activities	(65,869)	294,125
Effect of exchange rate changes	138	65
Net change in cash	(95,222)	16,850

Capex Summary

• Capital expenditures for 3Q11 were $92.3 million.

Recent Highlights and Announcements
• Appointment of Member of Audit Committee (2011-09-23)
• Closing of the Datang Further Subscription (2011-09-19)
• Clarification Announcement — Announcement of Unaudited Interim Results for the Six Months Ended June 30, 2011 (2011-09-19)
• Grant of Options (2011-09-09)
• 2011 Interim Report (2011-09-05)
• SMIC 2011 Technology Symposium Held in Shanghai (2011-09-02)
• Announcement of Unaudited Interim Results for the Six Months Ended June 30, 2011 (2011-08-29)
• Appointment of Independent Non-executive Director (2011-08-23)
• Notification of Board Meeting (2011-08-17)
• Resignation of Chief Operating Officer (2011-08-15)
• SMIC Reports 2011 Second Quarter Results (2011-08-10)
• SMIC Reports Results for the Three Months Ended June 30, 2011 (2011-08-10)
• Further Information on Change in Directorate; Appointment of Chairman; Redesignation of
Director and Independent Non-executive Director; Resignation of CEO; Appointment of Acting CEO and
Authorised Representative; Clarification Announcement; Resumption of Trading and Appointment of CEO
and Executive Director (2011-08-10)

• SMIC Appoints Dr. Tzu-Yin Chiu as CEO and Executive Director (2011-08-08)
• Appointment of Chief Executive Officer and Executive Director (2011-08-05)
• Notification of Board Meeting (2011-07-22)
• Letter to shareholders from the new Chairman (2011-07-18)
• Zhang Wenyi Appointed SMIC’s Chairman, Executive Director, and Acting CEO (2011-07-18)
• Appointment of Chairman; Redesignation of Director and Independent Non-Executive Director;
Resignation of Chief Executive Officer; Appointment of Acting Chief Executive Officer and
Authorised Representative; Clarification Announcement; Resumption of Trading (2011-07-15)

Please visit SMIC’s website at http://www.smics.com/eng/press/media_press.php and
http://www.smics.com/eng/investors/ir_filings.php
for further details regarding the recent announcements.

For the three months ended
	September 30, 2011	June 30,2011
	(Unaudited)	(Unaudited)
Sales , net	306,890	352,389
Cost of sales	302,667	302,116
Gross profit	4,223	50,273

Operating expenses (income):
Research and development	51,479	51,501
General and administrative	21,903	(8,933)
Selling and marketing	7,398	8,139
Other operating income	(793)	(325)
Total operating expenses, net	79,987	50,382

Loss from operations	(75,764)	(109)
Total other income (loss), net	(223)	531
Income (loss) before income tax and equity investment	(75,987)	422

Income tax expense	(12,470)	(5,121)
Gain from equity investment	601	1,078
Net loss	(87,856)	(3,621)

Accretion of interest to noncontrolling interest	(217)	(151)
Loss attributable to Semiconductor Manufacturing International Corporation	(88,073)	(3,772)

Loss per share attributable to Semiconductor Manufacturing International Corporation ordinary shareholders, basic and diluted	(0.00)	(0.00)
Loss per ADS attributable to Semiconductor Manufacturing International Corporation ordinary ADS holders, basic and diluted	(0.16)	(0.01)
Shares used in calculating basic loss per share	27,459,177,487	27,431,406,349

Shares used in calculating diluted loss per share	27,459,177,487	27,431,406,349

As of
	September 30, 2011	June 30, 2011
	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	315,690	410,912
Restricted cash	210,083	184,808
Accounts receivable, net of allowances of $44,524 and $43,194 at September 30, 2011 and June 30, 2011, respectively	165,911	236,738
Inventories	207,961	196,876
Prepaid expense and other current assets	232,440	212,447
Total current assets	1,132,085	1,241,781

Prepaid land use rights	77,616	78,002
Plant and equipment, net	2,619,448	2,665,092
Acquired intangible assets, net	185,016	187,826
Other long-term assets	120,194	132,093
TOTAL ASSETS	4,134,359	4,304,794

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	338,305	448,321
Accrued expenses and other current liabilities	143,547	139,440
Short-term borrowings	570,466	712,423
Current portion of promissory notes	29,582	29,375
Current portion of long-term debt	297,433	251,486
Total current liabilities	1,379,333	1,581,045

Long-term liabilities:
Promissory notes	42,842	42,541
Long-term debt	153,163	182,122
Other long-term liabilities	150,302	61,940
Total long-term liabilities	346,307	286,603

Total liabilities	1,725,640	1,867,648

Noncontrolling interest	3,818	3,602
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized, 27,465,082,687and 27,454,995,323 shares issued and outstanding at September 30, 2011 and June 30, 2011, respectively	10,986	10,982
Convertible preferred shares, $0.0004 par value, 5,000,000,000 shares authorized, 445,545,911 and 360,589,053 shares issued and outstanding at September 30, 2011 and June 30, 2011, respectively	178	144
Additional paid-in capital	4,174,848	4,115,595
Accumulated other comprehensive loss	(554)	(692)
Accumulated deficit	(1,780,557)	(1,692,485)
Total equity	2,404,901	2,433,544

TOTAL LIABILITIES, NONCONTROLLING INTEREST AND EQUITY	4,134,359	4,304,794

	For the three months ended
	September 30, 2011	June 30, 2011
	(Unaudited)	(Unaudited)
Cash flow from operating activities
Net loss	(87,856)	(3,621)
Depreciation and amortization	140,646	133,499
Gain from equity investment	(601)	(1,078)
Changes in working capital and others	108,696	(49,429)

Net cash provided by operating activities	160,885	79,371

Cash flow from Investing activities:
Acquisitions of:
Property, plant and equipment	(183,266)	(284,925)
Intangible assets	(7,764)	(10,830)
Short-term investments	(38,275)	(6,558)
Changes in restricted cash relating to investing activities	36,623	(57,915)
Others	2,306	3,517

Net cash used in investing activities	(190,376)	(356,711)

Financing activities:
Increase (Decrease) in short-term borrowings	(141,958)	84,241
Increase (Decrease) in long-term debt	16,988	(27,132)
Repayment of promissory notes	—	(15,000)
Proceeds from issuance of convertible preferred shares	58,901	249,396
Others	200	2,620

Net cash provided by financing activities	(65,869)	294,125

Effect of exchange rate changes	138	65

NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	(95,222)	16,850
CASH AND CASH EQUIVALENTS, beginning of period	410,912	394,062
CASH AND CASH EQUIVALENTS, end of period	315,690	410,912

As at the date of this announcement, the Directors are Mr. Zhang Wenyi as Chairman of the Board of Directors and Executive Director of the Company; Dr. Tzu-Yin Chiu as Chief Executive Officer and Executive Director; Dr. Chen Shanzhi, Mr. Gao Yonggang, Professor Lawrence Juen-Yee Lau and Mr. Zhou Jie as Non-Executive Directors of the Company; and Mr. Tsuyoshi Kawanishi, Mr. Frank Meng and Mr. Lip-Bu Tan as the Independent Non-Executive Directors of the Company.

By order of the Board
Semiconductor Manufacturing International Corporation*
Dr. Tzu-Yin Chiu
Chief Executive Officer
Executive Director

Shanghai, PRC
November 7, 2011